

Mail Stop 3561

February 9, 2016

Brian Davidson
Chief Executive Officer
Epic Stores Corp.
20805 North 19th Avenue, #2
Phoenix, AZ 85027

      Re: Epic Stores Corp.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed January 21, 2016
              File No. 333-206662

Dear Mr. Davidson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2015 letter.

Summary Financial Information, page 6

1. We reviewed the revisions made in response to comment 4. Please revise the calculation of pro forma basic and diluted loss per share for the years ended December 31, 2013 and 2014 to reflect the reverse stock split effective August 18, 2015. Please also revise the calculation to remove the line item titled "Shares of common stock issued pursuant to terms of concurrent financing" or explain why such shares should be included referencing authoritative literature that supports inclusion.

Executive Compensation, page 75

2. Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for the recently completed fiscal year

ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our website, www.sec.gov.

Interim Financial Statements

Notes to the Condensed Consolidated Financial Statements

3. Summary of Significant Accounting Policies

Restatement, page 34

3. For the three and nine month ended September 30, 2014 financial statement line items affected by the restatements, please reconcile in table format between the previously reported and restated amounts.

11. Commitments and Contingencies, page 41

4. Reference is made to your discussion of the legal proceedings with HH-Poca Fiesta, LLC on page 78. Please tell us the related liability recorded as of September 30, 2015 and explain why the notes to the financial statements include no disclosure regarding these proceedings referencing authoritative literature that supports any amounts recorded or not recorded as of September 30, 2015 and the lack of disclosure. In doing so, please specifically address your consideration of the facts that legal action commenced on October 2, 2015 and your Form 10-Q for the quarterly period ended September 30, 2015 was subsequently filed on November 23, 2015. Finally, tell us the total liability presently recorded and when such amount was recorded referencing authoritative literature that supports your accounting treatment. Refer to ASC 450-20.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 65

5. We reviewed the revisions made in response to comment 25. Reference is made to the large comparable store sales increase for the years ended December 31, 2014 and 2013 disclosed on page 68. Please explain to us in detail how you are calculating comparable store sales. Please also revise to disclose the underlying reasons why comparable store sales increased significantly.

Recent Sales of Unregistered Securities, page 84

6. We note that the units issued on October 7, 2015 and December 2, 2015 include warrants that expire on October 7, 2015. If the date of expiration is incorrect, please revise. If not, please disclose the number of warrants exercised.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney-Advisor, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products